EXHIBIT 99.1

Execution Version

UNDERWRITING AGREEMENT

September 20, 2012

Loncor Resources Inc.
1 First Canadian Place, Suite 7070
100 King Street West, P.O. Box 419
Toronto, ON
Canada M5X 1E3

Attention:              Mr. Arnold T. Kondrat
Executive Vice-President and Director

Dear Sirs:

BMO Nesbitt Burns Inc. (“BMO”) and GMP Securities L.P. (“GMP”), together acting as lead underwriters (BMO and GMP are collectively referred to as the “Underwriters”), hereby severally and not jointly agree to purchase, in accordance with the respective percentages set out in Section 18 hereof, from Loncor Resources Inc. (the “Corporation”), and the Corporation hereby agrees to issue and sell to the Underwriters, 8,600,000 common shares (“Common Shares”) in the capital of the Corporation (the “Underwritten Shares”), at the purchase price of $1.05 (the “Purchase Price”) per Underwritten Share, being an aggregate purchase price of $9,030,000.00, upon and subject to the terms and conditions contained herein (the “Offering”).

The Corporation hereby agrees to grant to the Underwriters, in accordance with the respective percentages set forth in Section 18 hereof, a non-assignable option (the “Over-Allotment Option”) to purchase, severally and not jointly, up to an additional 645,000 Common Shares (the “Additional Shares”) from the Corporation at the Purchase Price for each Additional Share solely to cover over-allotments, if any, and for market stabilization purposes.  The Over-Allotment Option is exercisable, in whole or in part and from time to time, until 5:00 p.m. (Toronto time) on the 30th day immediately following the Closing Date (as defined below) by the Underwriters giving notice to the Corporation not later than two (2) Business Days prior to any exercise, specifying the number of Additional Shares to be purchased and the date for delivery of such shares and the Corporation will issue and sell the number of Additional Shares indicated in such notice in accordance with the provisions of Section 10 hereof. The Underwriters shall be under no obligation whatsoever to exercise the Over-Allotment Option in whole or in part.  Unless the context otherwise requires or unless otherwise specifically stated, all references in this Agreement to Underwritten Shares shall be deemed to include Additional Shares. The Underwritten Shares, the Additional Shares, the Broker Warrants (as defined below) and the Common Shares underlying the Broker Warrants are collectively referred to as the “Securities”.

In consideration of the agreement of the Underwriters to purchase the Underwritten Shares, and if applicable, the Additional Shares, and to offer them to the public pursuant to the Prospectus (as defined below), the Corporation agrees to pay to the Underwriters, at the Closing Time (as defined below) on the Closing Date an aggregate cash fee of $541,800, being 6.00% of the aggregate purchase price for the Underwritten Shares or $0.063 per Underwritten Share, and on any Over-Allotment Option Closing Date (as defined below) the Corporation agrees to pay to the Underwriters a cash fee equal to 6.00% of the aggregate Purchase Price of any Additional Shares.  As additional compensation for the services to be rendered by the Underwriters in connection with the Offering, the Corporation shall grant to the Underwriters that number of broker warrants (the “Broker Warrants”) that is equal to 6.00% of the number of Underwritten Shares issued pursuant to the Offering (including Additional Shares, if any).  Each Broker Warrant shall be exercisable for one Common Share at the Purchaser Price for a period of twelve (12) months from the Closing Date.

The Underwriters acknowledge that none of the Broker Warrants or the Common Shares issuable upon exercise thereof have been registered under the U.S. Securities Act or the securities laws of any state of the United States.  In connection with the issuance of the Broker Warrants and the Common Shares issuable upon exercise thereof, each of the Underwriters represents, warrants and covenants that (i) it is acquiring the Broker Warrants and Common Shares issuable upon exercise thereof, as principal for its own account and not for the benefit of any other person; (ii) it is not a U.S. Person and is not acquiring the Broker Warrants in the United States, or on behalf of a U.S. Person or a person located in the United States; and (iii) this Agreement was executed and delivered outside the United States. The Underwriters acknowledge and agree that the Broker Warrants may not be exercised in the United States or by or on behalf or for the benefit of a U.S. Person or a person in the United States, unless such exercise is not subject to registration under the U.S. Securities Act or the securities laws of any state of the United States. The Underwriters agree that they will not offer or sell any Broker Warrants or Common Shares issuable upon exercise thereof, unless in compliance with an exemption or an exclusion from the registration requirements of the U.S. Securities Act and any applicable state securities laws.

The Underwritten Shares will be offered to the public by way of a short form prospectus to be filed in each of the Qualifying Jurisdictions (as defined below) pursuant to National Instrument 44-101 – Short Form Prospectus Distributions.  The Underwritten Shares may also be sold to Accredited Investors (as defined in Schedule A of this Agreement) in the United States in accordance with the provisions of Schedule A of this Agreement.  The Underwriters, through their respective U.S. registered broker-dealer affiliates, may offer the Underwritten Shares for sale by the Corporation to persons in the United States as substituted purchasers pursuant to an exemption from the registration requirements of the U.S. Securities Act (as defined in Schedule A hereto) and all applicable state securities laws and Schedule A attached hereto.  The Underwriters will be entitled to offer the Underwritten Shares to purchasers resident in jurisdictions outside of the United States and Canada, provided that the Underwriters conduct all such activities in compliance with the applicable laws of any such jurisdictions, and provided that the Underwriters do not solicit offers to purchase or sell the Underwritten Shares so as to require registration of the Underwritten Shares or filing of a prospectus with respect to the Underwritten Shares under the laws of any jurisdiction or impose any additional obligations on the Corporation.

The Underwriters acknowledge the filing on September 19, 2012 of the Preliminary Prospectus (as defined below) qualifying the distribution of, inter alia, the Underwritten Shares with the Securities Commissions (as defined below) and the issuance on September 19, 2012 of a receipt from the Ontario Securities Commission, and a deemed receipt in respect of each of the other Qualifying Jurisdictions in respect thereto.

The Underwriters also acknowledge that the Corporation intends to complete, subject to the completion of the Offering, a concurrent private placement offering of 4,760,000 Common Shares at the Purchase Price to Newmont Mining Corporation (or an affiliate thereof), which for greater certainty, shall not be subject to any fees or commissions payable to the Underwriters.

The following are additional terms and conditions of this Agreement:

1.           Terms and Conditions

1.1          Definitions and Interpretation.  Unless expressly provided otherwise herein, where used in this agreement or in any amendment or schedule attached hereto, the following terms shall have the following meanings, respectively:

“Accredited Investors” shall have the meaning ascribed thereto in Schedule A hereto;

“Additional Shares” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Affiliate” has the meaning as set forth in Ontario Securities Commission Rule 45-501;

“Agreement” means this underwriting agreement and includes the schedule hereto, as modified, amended or supplemented from time to time;

“Ancillary Documents” means all agreements, indentures, certificates (including the certificates representing the Underwritten Shares) and other documents executed and delivered, or to be executed and delivered, by the Corporation in connection with the transactions contemplated by this Agreement;

“Applicable Securities Laws” means, collectively, the applicable securities laws of each of the Qualifying Jurisdictions, their respective regulations, rulings, rules, orders and prescribed forms thereunder, the applicable published policy statements issued by the Securities Commissions thereunder and the securities legislation of, and published policies issued by, each other relevant jurisdiction;

“associate” shall have the meaning ascribed thereto in the Securities Act (Ontario);

“Auditors” means BDO Canada LLP, Independent Registered Accountants and Licensed Public Accountants;

“Business Day” means a day, other than a Saturday, a Sunday or a day on which chartered banks are not open for business in Toronto, Ontario;

“Claims” has the meaning ascribed thereto in Section 12 of this Agreement;

“Closing” means the completion of the issue and sale by the Corporation, and the purchase by the Underwriters of the Underwritten Shares pursuant to this Agreement;

“Closing Date” means October 4, 2012 or such earlier or later date as may be agreed to in writing by the Corporation and the Underwriters each acting reasonably;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriters may agree;

“Common Shares” means the common shares in the capital of the Corporation;

“Disclosure Documents” means all publicly available press releases, material change reports, financial statements and other documents that have been disclosed by the Corporation to the public and filed with Canadian securities regulatory authorities and filed and posted on SEDAR;

“distribution” means distribution or distribution to the public, as the case may be, for the purposes of the Applicable Securities Laws or any of them;

“Documents Incorporated by Reference” means all financial statement, management information circulars, annual information forms, material change reports or other documents filed by the Corporation, whether before or after the date of this Agreement, that are incorporated by reference into the Prospectus;

“DRC” means the Democratic Republic of the Congo;

“Engagement” has the meaning ascribed thereto in Section 12 of this Agreement;

“Engagement Letter” means the engagement letter dated September 19, 2012 between the Corporation and BMO;

“Environmental Laws” means any federal, provincial, state, municipal or local law, statute, by-law, ordinance, regulation, rule, order, code, decree, permit, agreement, judicial or administrative decision, injunction or legally binding requirement of any Governmental Body which relates to the environment, health, safety or any hazardous chemical, material or Hazardous Substances, exposure to which is prohibited, limited or regulated by any Governmental Body or otherwise imposes liability or standards of conduct concerning discharges, spills, release or threatened release of noises, odours or any Hazardous Substances into, or the presence of noises, odours or any Hazardous Substances in, ambient air, ground or surface water or land, municipal or other works (including sewers and storm drains) or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, discharge, release, disposal, clean-up, transport or handling of Hazardous Substances or to the protection of the environment, as now or at any time hereafter in effect;

“Final Prospectus” means the final short form prospectus of the Corporation to be approved, signed and certified in accordance with the Applicable Securities Laws relating to the qualification for distribution of the Underwritten Shares under the Applicable Securities Laws in all the Qualifying Jurisdictions through the Underwriters, including all of the Documents Incorporated by Reference;

“Financial Statements” means the audited comparative financial statements of the Corporation for the year ended December 31, 2011 and the unaudited interim financial statements of the Corporation for the three and six months ended June 30, 2012 incorporated by reference in the Preliminary Prospectus and the Final Prospectus and prepared in accordance with GAAP;

“GAAP” means:

(a)
in relation to any period ending on or prior to December 31, 2010 (or such other date as may be determined by the Chartered Accountants of Canada or any Governmental Entity to be the date on which companies similar to the Corporation are required to apply the standards referred to in paragraph (b) below), Canadian generally accepted accounting principles as provided in the Handbook of the Canadian Institute of Chartered Accountants from time to time; and

(b)
in relation to any other period thereafter, international financial reporting standards, approved by the International Accounting Standards Board or any successor thereto (“IASB”), adopted by the Corporation, as applicable, as at the date on which any calculation or determination is required to be made, provided that, in accordance with the international financial reporting standards, where the IASB includes a recommendation concerning the treatment of any accounting matter, such recommendation shall be regarded as the only international financing reporting standard.

“Governmental Body” means any (i) multinational, federal, provincial, state, municipal, local or other governmental or public department, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the foregoing; (iii) any quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, its members or any of the above; or (iv) any arbitrator exercising jurisdiction over the affairs of the applicable Person, asset, obligation or other matter;

“Hazardous Substance” means any solid, liquid, gas, odour, heat, sound, vibration, radiation, or any combination of the foregoing (a) that may in any amount or concentration impair the natural environment, injure or damage property or plant or animal life or harm or impair the health of any individual, or (b) that is defined or regulated by any Environmental Law as dangerous, toxic, hazardous or as a contaminant, pollutant or waste;

“including” means including without limitation;

“Indemnified Party” has the meaning ascribed thereto in Section 12 of this Agreement;

“Law” means any and all laws, including all federal, provincial, state and local statutes, codes, ordinances, guidelines, decrees, rules, regulations and municipal by-laws and all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, and all published orders, directives, decisions, rulings of any Governmental Body, binding on or affecting the Person referred to in the context in which the term is used;

“Lien” means a lien, charge, hypothec, security interest, encumbrance, right of first refusal or pre-emptive right;

“Losses” has the meaning ascribed thereto in Section 12 of this Agreement;

“Material Adverse Effect” means any change, fact, or state of being which could reasonably be expected to have a material and adverse effect (actual, anticipated, whether financial or otherwise) on the business, affairs, operations, properties, permits, assets, licenses, liabilities (contingent or otherwise), capital, results of operations or condition (financial or otherwise) of the Corporation;

“material change” means a material change for the purposes of the Applicable Securities Laws;

“material fact” means a material fact for the purposes of the Applicable Securities Laws;

“Material Subsidiary” means the material subsidiary of the Corporation listed in Schedule B;

“misrepresentation” means a misrepresentation for the purposes of the Applicable Securities Laws;

“Ngayu Project” means the Ngayu project in the Orientale Province, DRC, including all licences, permits and assets associated therewith;

“North Kivu Project” means the North Kivu project in the northwest of Lake Edward in North Kivu province in the DRC, including all licences, permits and assets associated therewith;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NYSE” means the NYSE MKT LLC (formerly NYSE Amex LLC);

“Offering” has the meaning ascribed thereto in the opening paragraph of this Agreement;

“Offering Documents” means, collectively, the Preliminary Prospectus, the Prospectus Amendment, the Preliminary U.S. Private Placement Memorandum, the Final Prospectus, the U.S. Private Placement Memorandum and any Supplementary Material;

“Over-Allotment Option” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Over-Allotment Option Closing Date” means the date, which shall be a Business Day, as set out in the Over-Allotment Option Notice or such other date as the Corporation and the

Underwriters may agree upon in writing;

“Over-Allotment Option Closing Time” means 8:00 a.m. (Toronto time) on the date as set out in the Over-Allotment Option Notice;

“Over-Allotment Option Notice” means a written notice of the Underwriters to the Corporation pursuant to which they exercise the Over-Allotment Option, in whole or in part, which shall indicate the number of Additional Shares to be purchased by the Underwriters on the Over-Allotment Closing Date;

“Person” includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust, society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation including all Documents Incorporated by Reference therein, dated September 19, 2012, prepared and filed by the Corporation under Applicable Securities Laws in connection with the Offering;

“Preliminary U.S. Private Placement Memorandum” means the preliminary private placement memorandum dated September 20, 2012, incorporating the Prospectus Amendment dated September 20, 2012 prepared by the Corporation for use in connection with the offering for sale of the Underwritten Shares in the United States to Accredited Investors in accordance with Schedule A;

“Proceeding” means an action, claim, suit, inquiry, notice of violation, investigation or proceeding, whether commenced or threatened;

“Prospectus” means, collectively, the Preliminary Prospectus, any Prospectus Amendment and the Final Prospectus;

“Prospectus Amendment” means the amended and restated preliminary short form prospectus referred to in Section 2.1(i) of this Agreement and any other amendment to any or all of the Preliminary Prospectus or the Final Prospectus required to be prepared and filed by the Corporation under Applicable Securities Laws in connection with the Offering;

“Qualifying Jurisdictions” means each of the provinces in Canada, except for the Province of Québec;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commission” means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions;

“Selling Firm” has the meaning set forth in Section 3.1;

“Selling Group” means, collectively, those registered dealers appointed by the Underwriters to assist in the Offering;

“subsidiary” shall have the meaning ascribed thereto in the Securities Act (Ontario);

“Supplementary Material” means, collectively, any Prospectus Amendment, any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under the Applicable Securities Laws relating to the distribution of the Underwritten Shares thereunder and shall include any amendment or supplement to either the Preliminary U.S. Private Placement Memorandum or the U.S. Private Placement Memorandum;

“Taxes” means:  (i) all taxes, levies, duties, assessments, reassessments and other charges of any nature whatsoever, whether direct or indirect, imposed by any authority, domestic or foreign, including, without limitation, income tax, profits tax, gross receipts tax, corporations tax, sales and use tax, harmonized sales tax, wage tax, payroll tax, worker's compensation levy, deductions at source, capital tax, occupation tax, stamp duty, real and personal property tax, transfer tax, customs or excise duty, excise tax, turnover or value added tax, goods and services tax, ad valorem tax, license, lease, severance, franchise tax, customs duties, employment tax, school tax, property tax, withholding tax, social security and employment insurance charges or retirement contributions, Canada Pension Plan and provincial pension plan contributions, and any interest, fines, additions to tax and penalties thereon; and (ii) any liability for the payment of any amounts of the type described in clause (i) above as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts;

“Transfer Agent” means Equity Financial Trust Company;

“TSXV” means the TSX Venture Exchange;

“Underwritten Shares” or “Underwritten Share” has the meaning ascribed thereto in the opening paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Affiliate” means a United States broker-dealer affiliate of an Underwriter, duly registered as a broker-dealer under the U.S. Exchange Act (as hereinafter defined in Schedule A);

“U.S. Private Placement Memorandum” means the private placement memorandum dated the date of the Final Prospectus, incorporating the Final Prospectus and prepared by the Corporation for use in connection with the offering for sale of the Underwritten Shares in the United States to Accredited Investors in accordance with Schedule A;

“U.S. Person” means a U.S. Person as defined in Regulation S of the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Securities Laws” means the applicable blue sky or securities legislation in the United States, together with the U.S. Exchange Act (as hereinafter defined in Schedule A) and the U.S. Securities Act and the rules and regulations of the SEC and the applicable state securities regulators thereunder.

1.2           Division and Headings.  The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

1.3           Severability.  The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

1.4           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.5           Currency.  Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

1.6           Schedules.  The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” – United States Offers and Sales
Schedule “B” – Material Subsidiary

Capitalized terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus.

Any reference in this Agreement to a paragraph or subparagraph shall refer to a paragraph or subparagraph of this Agreement.

All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case require and the verb shall be construed as agreeing with the required word and/or pronoun.

2.           FILING OF PROSPECTUS

2.1          The Corporation shall:

(i)
as soon as possible after the execution of this Agreement and on a basis acceptable to the Underwriters, acting reasonably, prepare and file a Prospectus Amendment in respect of the Preliminary Prospectus and all other required documents with the Securities Commissions under the

Applicable Securities Laws and use its best efforts to obtain a receipt from the Ontario Securities Commission, and a deemed receipt in respect of each of the other Qualifying Jurisdictions with respect to the Prospectus Amendment by 4:30 p.m. (Toronto time) on September 20, 2012; and

(ii)
forthwith after any comments with respect to the Prospectus Amendment have been received from the Securities Commissions but not later than September 27, 2012 (or such later date as may be agreed to in writing by the Corporation and the Underwriters), have prepared, filed with the Securities Commissions, and obtained a receipt from each Securities Commission in respect of, the Final Prospectus and other required documents under the Applicable Securities Laws.

2.2           Prior to the filing of the Preliminary Prospectus, Prospectus Amendment and thereafter, and prior to the filing of the Final Prospectus, the Corporation shall have allowed the Underwriters to participate fully in the preparation of such documents and shall have allowed the Underwriters and their representatives to conduct all due diligence investigations which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable them to execute the certificate required to be executed by them at the end of such documents.

3.           DISTRIBUTION AND CERTAIN OBLIGATIONS OF UNDERWRITERS

3.1           The Underwriters shall, and shall require any investment dealer or broker (other than the Underwriters) with which the Underwriters have a contractual relationship in respect of the distribution of the Underwritten Shares (each, a “Selling Firm”) to agree to, comply with the Applicable Securities Laws in connection with the distribution hereof and shall offer the Underwritten Shares for sale: (i) to the public directly and through Selling Firms upon the terms and conditions set out in the Prospectus and this Agreement in all Qualifying Jurisdictions; and (ii) subject to Section 3.4 below and Schedule A hereto, in the United States to Accredited Investors pursuant to an exemption from the registration requirements under the U.S. Securities Act.  The Underwriters shall promptly notify the Corporation when, in their opinion, the Underwriters and the Selling Firms have ceased distribution of the Underwritten Shares and provide a breakdown of the number of Underwritten Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Securities Commissions.

3.2           For the purposes of this Section 3, the Underwriters shall be entitled to assume that the Underwritten Shares are qualified for distribution in any Qualifying Jurisdiction where a receipt or similar document for the Prospectus shall have been obtained from the applicable Securities Commission following the filing of the Prospectus unless otherwise notified in writing.

3.3           The Underwriters propose to offer the Underwritten Shares initially at the Purchase Price.  After the Underwriters have made reasonable efforts to sell all of the Underwritten Shares at such price, the offering price for the Underwritten Shares may be decreased and further changes from time to time, to an amount not greater than the Purchase Price.

3.4           The Underwriters make the representations, warranties and covenants applicable to them in Schedule A hereto and agree, on behalf of themselves and their U.S. Affiliates, for the benefit of the Corporation, to comply with the selling restrictions imposed by the laws of the United States and described in Schedule A hereto, which forms part of this Agreement.  They also agree to obtain such an agreement of each member of the Selling Group.  The Corporation makes the representations, warranties and covenants applicable to it in Schedule A hereto, which forms part of this Agreement.

3.5           No Underwriter shall be liable to the Corporation under this Section 3 or Schedule A with respect to any default by any other Underwriter but shall be liable to the Corporation for its own default.

3.6           Each Underwriter shall provide to the Corporation a duly completed accredited investor certificate in connection with the issuance of the Broker Warrants.

4.           DELIVERIES ON FILING AND RELATED MATTERS

4.1           The Corporation shall deliver to each of the Underwriters:

(i)	prior to the filing thereof with the Securities Commissions, a copy of the Prospectus signed and certified by the Corporation as required by the Applicable Securities Laws;

(ii)
concurrently with the filing of the Final Prospectus with the Securities Commissions, a comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation from the Auditors with respect to financial and accounting information relating to the Corporation contained in the Final Prospectus, which letter shall be based on a review by the auditors within a cut-off date of not more than two (2) Business Days prior to the date of the letter, which letter shall be in addition to the Auditors’ consent letter addressed to the Securities Commissions in the Qualifying Jurisdictions;

(iii)
as soon as practicable after the Preliminary Prospectus, the Final Prospectus and any Supplementary Material are prepared, the Preliminary U.S. Private Placement Memorandum and the U.S. Private Placement Memorandum, as applicable, and, forthwith after preparation, any amendment to the U.S. Private Placement Memorandum; and

(iv)
prior to the filing of the Final Prospectus with the Securities Commissions, evidence satisfactory to the Underwriters of (A) the conditional approval of the TSXV for the listing and posting for trading on the TSXV of the Underwritten Shares, subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the TSXV in similar circumstances, and (B) that the Underwritten Shares have been approved for listing, subject only to official notice of issuance on the NYSE.

4.2           Supplementary Material.

The Corporation shall also prepare and deliver promptly to the Underwriters signed copies of all Supplementary Material.  Concurrently with the delivery of any Supplementary Material or the incorporation by reference in the Prospectus Amendment or Final Prospectus of any Supplementary Material, the Corporation shall deliver to the Underwriters, with respect to such Supplementary Material, a comfort letter substantially similar to those referred to in Section 4.1(ii).

4.3           Representations as to Offering Documents.

Delivery of each of the Offering Documents by the Corporation shall constitute the representation and warranty of the Corporation to the Underwriters that:

(i)
all information and statements (except information and statements relating solely to any of the Underwriters) contained and incorporated by reference in such Offering Document are, at the respective dates of delivery thereof, true and correct and contain no misrepresentation and, on the respective dates of delivery thereof, the Offering Documents constitute full, true and plain disclosure of all material facts relating to the Corporation and the Underwritten Shares; and

(ii)
no material fact or information has been omitted therefrom (except facts or information relating solely to the Underwriters and provided by the Underwriters) which is required under the Applicable Securities Laws to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made.

Such deliveries shall also constitute the Corporation’s consent to the Underwriters’ use of the Offering Documents in connection with the distribution of the Underwritten Shares in compliance with this Agreement and Applicable Securities Laws unless otherwise advised in writing.

4.4           Commercial Copies.

(i)
The Corporation shall cause commercial copies of the Preliminary Prospectus, Prospectus Amendment, Final Prospectus and Supplementary Material to be delivered to the Underwriters without charge, in such numbers and in such cities in the Qualifying Jurisdictions as the Underwriters may reasonably request by written instructions to the Corporation.  Such delivery shall be effected as soon as possible and, in any event, on or before a date which is one (1) Business Day for addresses within Toronto, Ontario and two (2) Business Days for addresses outside of Toronto, Ontario, after compliance with Applicable Securities Laws in the Qualifying Jurisdictions with respect to the Preliminary Prospectus and pursuant to Section 2 with respect to the Prospectus Amendment and the Final Prospectus, and on or before a date which is one (1) Business Day for addresses within Toronto, Ontario and two (2) Business Days for addresses outside of Toronto, Ontario, after the Securities Commissions issue receipts for or accept for filing, as the case may be, any Supplementary Material.  The Corporation shall cause to be delivered to the Underwriters, as soon as practicable after preparation thereof, without charge, in such numbers and at such locations as the Underwriters may reasonably request, commercial copies of the Preliminary U.S. Private Placement Memorandum and the U.S. Private Placement Memorandum and any amendments thereto.

(ii)
The Corporation shall cause to be provided to the Underwriters, without charge, such number of copies of any Documents Incorporated By Reference in the Preliminary Prospectus, the Prospectus Amendment, the Final Prospectus or any Supplementary Material as the Underwriters may reasonably request for use in connection with the distribution of the Underwritten Shares.

4.5           Press Releases.

During the period commencing on the date hereof to the completion of the distribution of the Underwritten Shares, the Corporation will promptly provide to the Underwriters drafts of any press releases of the Corporation for review by the Underwriters and Underwriters’ counsel prior to issuance.  To deal with the possibility that securities may be sold in the United States, the Corporation covenants and agrees that any press release issued in connection with the Offering shall comply with Rule 135e under the U.S. Securities Act and any advice to be received by the Corporation from its United States counsel.

5.           MATERIAL CHANGE

5.1           During the period from the date hereof to the completion of the distribution of Underwritten Shares, the Corporation covenants and agrees with the Underwriters that it shall promptly notify the Underwriters (and if requested by the Underwriters, confirm such notification in writing)  of:

(i)
any material change (whether actual, anticipated, contemplated or proposed, or threatened against the Corporation or its subsidiaries) in the assets, liabilities (contingent or otherwise), business, affairs, operations or capital of the Corporation or its subsidiaries; or

(ii)	any material fact which has arisen or has been discovered and would have been required to have been stated in an Offering Document had the fact arisen or been discovered on, or prior to, the date of such document; and

(iii)
any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) other than any fact relating solely to any of the Underwriters, contained in the Offering Documents or whether any event or state of facts has occurred after the date hereof, which, in any case, is, or may be, of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents, or which would result in the Preliminary Prospectus, Prospectus Amendment, Final Prospectus or any Supplementary Material not complying (to the extent that such compliance is required) with the laws, regulations or published policies of the Securities Commission of any Qualifying Jurisdiction or the United States.

5.2           The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filings and other requirements under the Applicable Securities Laws as a result of such fact or change; provided that the Corporation shall not file any Supplementary Material or other document without first obtaining from BMO the approval of the Underwriters, after consultation with BMO with respect to the form and content thereof, which approval will not be unreasonably withheld.  The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is or could be reasonable doubt whether notice need be given under this Section 5.2.

6.           REGULATORY APPROVALS

6.1           Prior to the filing of the Final Prospectus with the Securities Commissions, the Corporation shall file or cause to be filed with the TSXV and the NYSE all necessary documents and shall take or cause to be taken all necessary steps to ensure that the Corporation has obtained all necessary approvals for the Underwritten Shares and the Common Shares underlying the Broker Warrants (if and when issued) to be (i) conditionally listed on the TSXV, and (ii) listed on the NYSE, subject only to official notice of issuance on the NYSE.

6.2           The Corporation shall file or cause to be filed all necessary filings, obtain all necessary regulatory consents and approvals (if any), and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement.

7.           REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

7.1           The Corporation represents and warrants to the Underwriters, and acknowledges that each of them is relying upon such representations and warranties in purchasing the Underwritten Shares, that:

(a)
Incorporation, Qualification and Corporate Power – each of the Corporation and the Material Subsidiary is duly incorporated and is validly existing under the laws of its jurisdiction of incorporation.  Each of the Corporation and the Material Subsidiary has all requisite corporate power and authority and is duly qualified to carry on its business as now conducted and to own its assets. The Corporation has the requisite corporate power and authority to perform its obligations under this Agreement and the Prospectus, and has good and sufficient right and authority to enter into this Agreement;

(b)
Ownership of Subsidiary – the Material Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has the requisite corporate power and capacity to own, lease and operate its properties and to conduct its business as now carried on by it or as expected to be carried on by it;

(c)
Authorization and Enforceability – all necessary corporate action has been taken by the Corporation to authorize its execution and delivery of this Agreement and the Prospectus and the performance by the Corporation of its obligations thereunder and hereunder and no further action is required by the Corporation, its board of directors or its shareholders.  This Agreement and the Prospectus have been and will be when executed and delivered by the Corporation duly executed and delivered and constitute legal, valid and binding obligations of the Corporation, enforceable against the Corporation in accordance with their respective terms, subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally and except as limited by the application of equitable remedies which may be granted in the discretion of a court of competent jurisdiction and that enforceable of the rights to indemnity and contribution set out in this Agreement, as applicable, may be limited by applicable law;

(d)
Consents and Non-contravention – neither the authorization, execution or delivery by the Corporation of this Agreement or the Prospectus, nor the performance by the Corporation of its obligations under this Agreement or the Prospectus, including, without limitation, the issuance of the Securities as provided under this Agreement and the Prospectus:

(i)
requires any approval, consent, authorization, registration or qualification of any stock exchange, governmental or regulatory authority or agency or third party other than the approval of the TSXV, the NYSE and the Securities Commissions, which has been or will be obtained;

(ii)
is or will result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under and do not or will not conflict with or contravene:

(A)	the articles or by-laws of the Corporation, its subsidiaries, or the resolutions of the board of directors (or any committee thereof), or the resolutions of the shareholders of the Corporation or its subsidiaries,

(B)
the provisions of any agreements, indentures, contracts, certificates, undertakings, documents or instruments to which the Corporation or its subsidiaries is a party or by which the Corporation or its subsidiaries or its properties or assets are or may become bound,

(C)	any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over the Corporation or its assets or its subsidiaries or its assets;

(D)
any licence, permit, approval, consent or authorization held by the Corporation or its subsidiaries necessary for the ownership by the Corporation or its subsidiaries of its assets or the operation by the Corporation or its subsidiaries of its business; or

(E)	any applicable law, statute, ordinance, regulation, or rule including, without limitation, the Applicable Securities Laws;

(iii)
results in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any of the properties or assets of the Corporation or its subsidiaries pursuant to the terms of any agreement, indenture, contract, certificate, undertaking, document or instrument referred to in paragraph 7.1(d)(ii)(B) hereof;

(e)
Share Capital of the Corporation – the capitalization of the Corporation is as set forth in the Prospectus and, as of the date hereof, there are no contracts, options, warrants, rights in equity or at law or otherwise binding upon or which at any time in the future may be capable of becoming binding upon the Corporation to issue any of the authorized and unissued Common Shares, other than pursuant to the provisions of this Agreement and other than with respect to options and warrants as described in the Financial Statements or otherwise reflected in the Prospectus which have not expired and certain options for the purchase of Common Shares granted in the normal course of business under the Corporation’s stock option plan (the “Option Plan”).  Neither the Corporation, nor, to the Corporation’s knowledge, any of its shareholders is party to any shareholders agreements, pooling agreements, voting trust or other similar arrangements in respect of the outstanding shares of the Corporation.  All of the outstanding Common Shares are validly issued, fully paid and non-assessable, have been issued in compliance with all Applicable Securities Laws, and none of such shares was issued in violation of any pre-emptive rights or similar rights to subscribe for or purchase securities. At the Closing Time, all necessary corporate action will have been taken by the Corporation to validly issue the Common Shares forming part of the Underwritten

Shares as fully paid and non-assessable shares in the capital of the Corporation;

(f)
Financial Statements – the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2011 have been prepared in accordance with GAAP consistently applied with prior periods, except as otherwise noted therein and present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Corporation and its subsidiaries (on a consolidated basis) as at such dates and results of operations of the Corporation and its subsidiaries (on a consolidated basis) for the periods then ended and there has been no material change in accounting policies of the Corporation since December 31, 2011;

(g)
No Material Adverse Change – since December 31, 2011, except as specifically disclosed in the Preliminary Prospectus and Prospectus Amendment or as will be disclosed in the Final Prospectus: (i) there has been no material change (actual, anticipated, proposed or prospective, whether financial or otherwise) in the investments, affairs, assets or liabilities (contingent or otherwise), business, operations, business prospects, condition (financial or otherwise) of the Corporation; (ii) the Corporation has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business and (B) liabilities not required to be reflected in the Financial Statements pursuant to GAAP or required to be disclosed in filings made with the regulatory authorities; (iii) the Corporation has not altered its method of accounting, except as required by Applicable Securities Laws; (iv) the Corporation has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its share capital; (v) other than as previously disclosed to the Underwriters, the Corporation has not issued any equity securities to any officer, director or affiliate, except pursuant to the Option Plan; and (vi) the Corporation has carried on its business in the ordinary course and in the manner described in the Prospectus. The Corporation does not have pending before any regulatory authorities any request for confidential treatment of information;

(h)
Good Title - the Corporation and the Material Subsidiary has good title to its respective material assets as disclosed in the Prospectus, free and clear of all material liens, charges and encumbrances of any kind whatsoever save and except as disclosed in the Prospectus;

(i)
Ngayu Project and the North Kivu Project – the Ngayu Project and the North Kivu Project are the only mineral projects that are subject to the requirements of NI 43-101 and are completely and accurately described in the Prospectus and, except as set out in the Prospectus, are owned or held by the Corporation or the Material Subsidiary as owner thereof with good title, are in good standing and are valid and enforceable and free and clear of any liens, charges or encumbrances and no royalty is payable in respect of them other than as required under DRC law as described in the Prospectus and the Corporation is not aware of any claim that may adversely affect such rights;

(j)
NI 43-101 Technical Report – the technical reports filed on SEDAR relating to the Ngayu Project and the North Kivu Project comply in all material respects with the requirements of NI 43-101 and the Corporation has filed all technical reports required to be filed pursuant to NI 43-101 and there has been no change in respect thereof that would require the filing by the Corporation of a new technical report under NI 43-101;

(k)
Taxes – all Taxes due and payable, or required to be collected or withheld and remitted, by the Corporation and its subsidiaries have been paid, collected or withheld and remitted, as applicable.  All material tax returns, declarations, remittances and filings required to be filed by the Corporation and its subsidiaries have been filed with all appropriate governmental authorities.  All such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading.  To the Corporation’s knowledge, no examination of any tax return of the Corporation and its subsidiaries is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Corporation and its subsidiaries.  There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of taxes with respect to the Corporation or its subsidiaries;

(l)
Auditors – the Auditors who audited the consolidated financial statements of the Corporation for the year ended December 31, 2011 and who provided their audit report thereon are independent public accountants as required under Applicable Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with the present or former auditors of the Corporation or its subsidiaries;

(m)
Internal Controls – the Corporation has established and maintains a system of disclosure controls and procedures and internal control over financial reporting and has (i) designed such disclosure controls and procedures, or caused them to be designed under management’s supervision, to provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to management by others, particularly during the period in which the financial statements are being prepared, (ii) designed such internal control over financial reporting, or caused it to be designed under management’s supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP; (iii) evaluated the effectiveness of the Corporation’s disclosure controls and procedures as of the end of the period covered by the Financial Statements for the period ended December 31, 2011 and disclosed in the annual management’s discussion and analysis, management’s conclusions about the effectiveness of the disclosure controls and procedures as of December 31, 2011; and (iv) caused the Corporation to disclose in the annual management’s discussion and analysis of the Corporation’s most recent Financial Statements any change in the Corporation’s internal control over financial reporting that occurred during the Corporation’s applicable interim period that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting;

(n)
Employment Laws – to the best of its knowledge, after due inquiry, the Corporation and its subsidiaries are in compliance with all the material provisions of all federal, provincial, local and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment, wages and hours (collectively, “Employment Laws”); there is no pending investigation, inquiry or, to the Corporation’s knowledge, claim involving the Corporation or its subsidiaries by or before any governmental authority or body of any province of Canada or any other country responsible for the enforcement of any Employment Law; no grievance or arbitration proceeding is pending and no labour dispute with the employees of the Corporation or its subsidiaries exists or, to the knowledge of the Corporation, is imminent; no union has been accredited or otherwise designated to represent any employees of the Corporation or its subsidiaries and, to the Corporation’s knowledge, no accreditation request or other representation question is pending with respect to the employees of the Corporation or its subsidiaries, and no collective agreement or collective bargaining or modification thereof has expired or is in effect in any of the Corporation’s or its subsidiaries’ facilities and none is currently being negotiated by the Corporation;

(o)
No Employee Benefit or Pension Plan – other than as disclosed in public filings in accordance with Applicable Securities Laws, there is presently no material plan in place for retirement, bonus, stock option, buy-sell agreement, deferred compensation, severance or termination pay, or otherwise contributed to or required to be contributed to, by the Corporation for the benefit of any current or former director, officer, employee or consultant of the Corporation and, to the extent that any such employee benefit plan is in place, each such employee plan has been maintained in compliance with its terms and with the requirements by any and all statutes, orders, rules and regulations that are applicable to each such employee plan; the Corporation does not have any pension plan;

(p)
Conduct of Business – except as would not have a Material Adverse Effect on the Corporation and its subsidiaries, taken as a whole since January 1, 2011, the Corporation and its subsidiaries have each conducted and are conducting their business in compliance in all respects with all applicable laws and regulations of each jurisdiction in which they carry on business (including, without limitation, all applicable Canadian federal, provincial, municipal and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body) and have not received any notice of non-compliance, nor know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits;

(q)
Short Form Prospectus Eligibility and Filings – the Corporation is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and on the date hereof, upon filing of the Prospectus, there will be no documents required to be filed under the Applicable Securities Laws in connection with the Offering of the Underwritten Shares that will not have been filed as required by the Applicable Securities Laws.  As of the Closing Date, the Prospectus (i) constitutes full, true and plain disclosure of all material facts relating to the Corporation and the Securities; (ii) contains no misrepresentation, as defined under Applicable Securities Laws; and (iii) does not omit any information which is necessary to make the statements contained therein not misleading;

(r)
Representations and Submissions – all material written representations and submissions made by or on behalf of the Corporation to any Securities Commission in furtherance of the filing of the Prospectus, other than written information provided in respect of and by the Underwriters and their affiliates, are true and correct in all material respects and contain no misrepresentations;

(s)
Issuance of the Securities  – the Underwritten Shares and the Additional Shares, if any, and the Broker Warrants are duly authorized by all necessary corporate actions of the Corporation. When issued and paid for in accordance with the terms of this Agreement, the Underwritten Shares, the Additional Shares, if any, and the Common Shares underlying the Broker Warrants, if and when issued, will be duly and validly issued, fully paid and non-assessable, free and clear of all Liens.  The Underwritten Shares, the Additional Shares, if any, and the Common Shares underlying the Broker Warrants, if and when issued, are and will be, at the Closing Date and the Over-Allotment Option Closing Date, if applicable, part of a class of shares of the Corporation that is listed and posted for trading on the TSXV and the NYSE.  The Corporation will take, or cause to be taken, all steps necessary to comply with all of the requirements of the TSXV and the NYSE in connection with the issuance of the Underwritten Shares, the Additional Shares, if any, and the Common Shares underlying the Broker Warrants, if and when issued, pursuant to this Agreement and to permit such Common Shares to be listed and posted for trading on the TSXV and the NYSE;

(t)
Reporting Issuer Status – the Corporation is a reporting issuer or the equivalent thereof not in default under the Applicable Securities Laws of each of Ontario, Alberta and British Columbia; where applicable, the Corporation is in compliance with its timely disclosure obligations under the Applicable Securities Laws and under the rules of the TSXV and NYSE and, without limiting the generality of the foregoing, since December 31, 2011 there has not occurred any material change in the business, affairs, operations, assets, liabilities (continent or otherwise) or capital of the Corporation which has not been publicly disclosed; all of the statements set forth in the public disclosure documents which have been filed pursuant to the continuous disclosure requirements of the Applicable Securities Laws were, at the time of the filing thereof with the Securities Commissions, true, correct and complete in all material respects and, at such time, did not contain any misrepresentation;

(u)
Listing and Cease Trade Orders – the currently issued and outstanding Common Shares are listed and posted for trading on the TSXV and the NYSE and no order ceasing or suspending trading of any of the Corporation’s issued securities has been issued and no proceedings for such purpose are, to the knowledge of the Corporation, pending or threatened;

(v)
Accuracy of Information – all information which has been prepared by the Corporation relating to the Corporation and its subsidiaries and their business, property and liabilities and either publicly disclosed or provided to the Underwriters, including all financial, marketing, sales and operational information provided to the Underwriters is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information misleading in any material respect;

(w)
No Non-arm’s Length Indebtedness – except as set out in the Prospectus, none of the Corporation or its subsidiaries have any loans or other indebtedness outstanding which have been made to, nor have they guaranteed any obligations of, any of their respective shareholders, officers, directors or employees, past or present, or any person not dealing at arm’s length with them;

(x)	No Agreement – except as disclosed in the Prospectus, the Corporation has not approved, has not entered into any agreement in respect of, or has any knowledge of:

(i)
the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Corporation whether by asset sale, transfer of shares or otherwise;

(ii)
any change in control (by sale, transfer or other disposition of shares or sale, transfer, lease or other disposition of all or substantially all of the property and assets of the Corporation) of the Corporation or its subsidiaries;

(iii)	any agreements of any nature whatsoever to acquire, merge or enter into any business combination with any entity, or to acquire or lease any other business operations;

(iv)	a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Corporation; or

(v)	an agreement in force or having the effect of which in any manner affects or will affect the voting or control of any of the securities of the Corporation.

(y)
Ownership of Shares – other than as disclosed by way of a document filed on SEDAR, none of the directors, officers or employees of the Corporation, or, to the knowledge of the Corporation, any Person who owns, directly or indirectly, more than 10% of any class of securities of the Corporation or securities of any person exchangeable for more than 10% of any class of securities of the Corporation, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such Person) with the Corporation which, as the case may be, materially affects, is material to or will materially affect the Corporation on a consolidated basis;

(z)
Minute Books – the minute books and records of the Corporation and its Material Subsidiary, respectively, contain copies of all material proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of the Corporation and its subsidiaries since January 1, 2011.  There have been no other material meetings, resolutions or proceedings of the shareholders, boards of directors or any committees of the boards of directors of the Corporation and of its subsidiaries to the date of review of such corporate records and minute books not reflected in such minute books and other records;

(aa)
Books and Records – the books and records of the Corporation and its Material Subsidiary discloses all of their material financial transactions and such transactions have been fairly and accurately recorded; and except as disclosed in the Financial Statements or in the Prospectus:

(i)
neither the Corporation nor its Material Subsidiary is indebted to any of its directors or officers (collectively, the “Principals”), other than on account of directors fees or expenses accrued but not paid, or to any of its shareholders;

(ii)	none of the Principals or shareholders is indebted or under obligations to the Corporation or to its Material Subsidiary, on any account whatsoever; and

(iii)
the Corporation has no guaranteed or agreed to guarantee any debt, liability or other obligations of any kind whatsoever of any person, firm or corporation whatsoever other than the Material Subsidiary.

(bb)
Leased Premises – with respect to its leased premises, the Corporation or its subsidiaries, as applicable, occupies such leased premises and has the right to occupy and use the leased premises and each of the leases pursuant to which the Corporation or its subsidiaries occupies the leased premises is in good standing in all material respects and in full force and effect.  The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein by the Corporation, will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases;

(cc)
No Litigation – there are no material actions, suits, proceedings or inquiries pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or its subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality whether foreign or domestic (collectively, an “Action”) which: (i) would adversely impede or prevent the consummation of the transactions contemplated by this Agreement or challenge the legality, validity or enforceability of this Agreement; or (ii) could, if there were an unfavourable decision, have a Material Adverse Effect.  Neither the Corporation, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under the Applicable Securities Laws or a claim of breach of fiduciary duty.  There has not been, and to the knowledge of the Corporation, there is not pending or contemplated, any investigation by the Securities Commissions or other regulatory authorities involving the Corporation or any current or former director or officer of the Corporation.  Neither the Securities Commissions nor any other regulatory authority have issued any order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Underwritten Shares and no Action for that purpose has been instituted or is pending or, to the knowledge of the Corporation, is threatened by any Securities Commission or other regulatory authority;

(dd)
Directors and Officers – the Corporation is not aware of any circumstances, and to the best of its knowledge after due inquiry with respect to the directors and officers the Corporation is not aware of any circumstances, presently existing under which liability is or could reasonably be expected to be incurred by the Corporation or its directors and officers under Part XXIII.1 – Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario).

(ee)
Brokerage and Finder’s Fees – except as provided herein, there is no person, firm or corporation acting or purporting to act for the Corporation entitled to any brokerage or finder’s fee in connection with this Agreement or any of the transactions contemplated hereunder, and in the event any person, firm or corporation acting or purporting to act for the Corporation becomes entitled at law to any fee from the Underwriters, the Corporation covenants to indemnify and hold harmless the Underwriters with respect thereto and with respect to all costs reasonably incurred in defense thereof;

(ff)
Insurance – certain of the assets of the Corporation and its subsidiaries are insured against loss or damage with insurers of recognized financial responsibility on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and none of the Corporation or its subsidiaries have breached the terms of any policies in respect thereof or failed to promptly give any notice or present any material claim thereunder that would have a Material Adverse Effect.  To the best of the Corporation’s knowledge, such insurance contracts and policies are accurate and complete.  The Corporation has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expire or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost;

(gg)	Transfer Agent – the Transfer Agent, at its principal offices in the City of Toronto, Ontario has been duly appointed as transfer agent and registrar in respect of the Common Shares;

(hh)
Share Certificates – the form of share certificate representing the Common Shares has been approved and adopted by the board of directors of the Corporation, is in due and proper form under the laws governing the Corporation and complies with the rules of the TSXV and the NYSE;

(ii)
Ownership of Assets – except as disclosed in the Prospectus, (i) the Corporation and its subsidiaries are the absolute legal and beneficial owners, and have good and valid title, free and clear of all material liens, charges and encumbrances of any kind whatsoever save and except as disclosed in the Prospectus, to all of the material property or assets thereof as described in the Prospectus, and no other material property, rights or assets are necessary for the conduct of the business of the Corporation as currently conducted; (ii) the Corporation does not know of any claim or the basis for any claim that might or could materially and adversely affect its right to use, transfer or otherwise exploit such property or assets; (iii) the Corporation has all licenses, permits and authorizations to develop the Ngayu Project and the North Kivu Project; and (iv) neither the Corporation nor its subsidiaries has any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any Person with respect to the property and assets owned by the Corporation or its subsidiaries, other than in the normal course of business or as required by DRC law as described in the Prospectus;

(jj)
Voting Agreement – there are no shareholders agreements, voting agreements or other similar agreements with respect to the Corporation’s capital stock to which the Corporation is a party or, to the knowledge of the Corporation, between or among any of the Corporation’s shareholders;

(kk)	Schedule A – the Corporation makes the representations, warranties and covenants applicable to it in Schedule A hereto, which is incorporated by reference into this Agreement and forms part of this Agreement;

(ll)
Indebtedness – the Prospectus sets forth all outstanding secured and unsecured Indebtedness (as defined below) of the Corporation, or for which the Corporation has commitments.  For the purposes of this Agreement, “Indebtedness” shall mean: (a) any liabilities for borrowed money or amounts owed in excess of $50,000 (other than trade accounts payable incurred in the ordinary course of business); (b) all guarantees, endorsements and other contingent obligations in respect of Indebtedness of others, whether or not the same are or should be reflected in the Corporation’s balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (c) the present value of any lease payments in excess of $50,000 due under leases required to be capitalized in accordance with generally accepted accounting principles.  The Corporation is not in default with respect to any Indebtedness; and

(mm)
Environmental Laws – the Corporation and its subsidiaries (i) are in material compliance with any and all Environmental Laws, (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses as presently conducted, (iii) are in material compliance with all terms and conditions of any such permit, license or approval, (iv) covenant and agree that there have been no past, and there are no pending or, to the best knowledge of the Corporation, threatened claims, complaints, notices or requests for information received by the Corporation or its subsidiaries with respect to any alleged material violation of any Environmental Law and (v) to the knowledge of the Corporation, no conditions exist at, on or under any property now or previously owned or leased by the Corporation or its subsidiaries which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law that, individually or in the aggregate, has or may reasonably be expected to have, a Material Adverse Effect.

8.           COVENANTS OF THE CORPORATION

8.1           The Corporation covenants and agrees with the Underwriters that the Corporation:

(a)
will advise the Underwriters, promptly after receiving notice thereof, of the time when the Prospectus Amendment, the Final Prospectus and any Supplementary Material has been filed and receipts therefor have been obtained and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such receipts;

(b)
will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of: (i) the issuance by any Securities Commission of any order suspending or preventing the use of the Preliminary Prospectus, the Prospectus

Amendment, the Final Prospectus or any Supplementary Material; (ii) the suspension of the qualification of the Underwritten Shares in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; or (iv) any requests made by any Securities Commission for amending or supplementing the Preliminary Prospectus, the Prospectus Amendment or the Final Prospectus or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(c)
shall not directly or indirectly issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares (other than pursuant to rights or obligations under securities or instruments outstanding or pursuant to the Option Plan or pursuant to any corporate transaction) or enter into any agreement or arrangement under which the Corporation acquires or transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, during the period beginning from the date hereof and continuing to and including the date ninety (90) days after the Closing Date without the Underwriters’ prior written consent, which consent will not be unreasonably withheld; and

(d)
shall cause the Corporation’s officers and directors to agree, prior to the Closing Date, not to sell, or agree to sell (or announce any intention to do so), any Common Shares or securities exchangeable or convertible into Common Shares during the period beginning from the date hereof and continuing to and including the date ninety (90) days after the Closing Date without the Underwriters’ prior written consent, which consent will not be unreasonably withheld.

9.           CONDITIONS OF CLOSING

9.1           The obligation of the Underwriters to purchase the Underwritten Shares will be subject to the following:

(a)
the Underwriters having received at the Closing Time a legal opinion addressed to the Underwriters and their counsel dated and delivered the Closing Date from the Corporation’s Canadian Counsel, Norton Rose Canada LLP, and from local counsel (in respect of matters governed by laws of the Qualifying Jurisdictions where the Corporation’s Canadian counsel is not qualified to practice law), in each case in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, with respect to the following matters, subject to such reasonable assumptions and qualifications customary with respect to transactions of this nature:

(i)
the Corporation is a “reporting issuer”, or its equivalent, in each of the provinces of British Columbia, Alberta and Ontario and it is not listed as in default of any requirement of the Applicable Securities Laws in any of the provinces which maintain such a list;

(ii)
the Corporation is a corporation validly existing under the laws of the Province of Ontario and has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its property and assets;

(iii)	the authorized and issued and outstanding capital of the Corporation;

(iv)	the rights, privileges, restrictions and conditions attaching to the Securities are accurately summarized in all material respects in the Prospectus;

(v)	the Underwritten Shares have been duly and validly authorized;

(vi)	upon full payment therefor, the Underwritten Shares will have been validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(vii)
the form and terms of the definitive certificate representing the Common Shares and the Broker Warrants have been approved by the directors of the Corporation and comply in all material respects with the Business Corporations Act (Ontario) the articles and by-laws of the Corporation and the rules of the TSXV and the NYSE;

(viii)
the Corporation has all necessary corporate power and capacity: (i) to execute and deliver this Agreement and perform its obligations under this Agreement; and (ii) to issue and sell the Underwritten Shares;

(ix)
the issuance of the Common Shares underlying the Broker Warrants to the Underwriters upon the due exercise of the Broker Warrants in accordance with their terms and conditions is exempt from the prospectus requirements under Applicable Securities Laws;

(x)	the first trade in, or resale of the Common Shares issuable upon the exercise of the Broker Warrants is not subject to the prospectus requirements of the Applicable Securities Laws;

(xi)
all necessary corporate action has been taken by the Corporation to authorize and reserve for issuance the Common Shares underlying the Broker Warrants and, upon due exercise of the Broker Warrants and payment of the exercise price therefor in accordance with its terms, the Common Shares underlying the Broker Warrants will be validly issued as fully-paid and non-assessable Common Shares;

(xii)
the Corporation has all necessary corporate power and capacity: (A) to execute and deliver this Agreement and the Broker Warrant certificates, and perform its obligations under this Agreement and the Broker Warrant certificates, and (B) to issue and sell the Underwritten Shares;

(xiii)
all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Preliminary Prospectus, the Prospectus Amendment, the Final Prospectus and, if applicable, any Supplementary Material and the filing thereof with the Securities Commissions and to authorize the delivery of the U.S. Private Placement Memorandum;

(xiv)
all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement and the Broker Warrant certificates, this Agreement and the Broker Warrant certificates have been duly executed and delivered by the Corporation and this Agreement and the Broker Warrant certificates each constitute a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable laws;

(xv)
the execution and delivery of this Agreement and the Broker Warrant certificates, the fulfillment of the terms hereof by the Corporation and the offering, issuance, sale and delivery of the Underwritten Shares do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the articles or by-laws of the Corporation, any resolutions of the shareholders or directors (or any committee thereof) of the Corporation or any applicable laws;

(xvi)	the Transfer Agent is the duly appointed registrar and transfer agent for the Common Shares;

(xvii)
all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each Qualifying Jurisdiction have been obtained and all necessary requirements of Applicable Securities Law have been fulfilled to qualify the distribution of the Over-Allotment Option and the Underwritten Shares in each of the Qualifying Jurisdictions through persons who are registered under Applicable Securities Laws and who have complied with the relevant provisions of such applicable laws;

(xviii)
subject only to standard listing conditions, the Underwritten Shares and the Common Shares underlying the Broker Warrants, if and when issued, have been conditionally listed or approved for listing on the TSXV;

(xix)	the Underwritten Shares and the Common Shares underlying the Broker Warrants, if and when issued, have been listed on the NYSE, subject only to official notice of issuance on the NYSE;

(xx)	as to the accuracy of the statements in the Prospectus under the heading “Eligibility For Investment”;

(xxi)
no consent, approval, authorization, order, registration or qualification of, or filing, registration or recording with, any court, regulatory body or government agency or body under the laws of Ontario and the federal laws of Canada is required for the consummation by the Corporation of the transactions contemplated by this Agreement, except for those which may be required and have been obtained under the Applicable Securities Laws  of Ontario; and

(xxii)	as to all other legal matters reasonably requested by counsel to the Underwriters at least forty-eight (48) hours prior to the Closing Time.

In connection with such opinion, counsel to the Corporation may rely on the opinions of local counsel in the Qualifying Jurisdictions acceptable to counsel to the Underwriters, acting reasonably, as to the qualification for distribution of the Underwritten Shares or opinions may be given directly by local counsel of the Corporation with respect to those items and as to other matters governed by the laws of jurisdictions other than the province in which they are qualified to practise and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation and others;

(b)
if any Underwritten Shares and Additional Shares, if applicable, are offered by the Underwriters through their U.S. Affiliates or a Selling Firm in transactions requiring an exemption from the registration requirements under the U.S. Securities Act, the Underwriters shall receive at the Closing Time a legal opinion addressed to the Underwriters and their counsel dated and delivered the Closing Date from the Corporation’s U.S. counsel, Dorsey & Whitney LLP, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, to the effect that registration of the Underwritten Shares and the Additional Shares, if applicable, under the U.S. Securities Act is not required for the offer and sale of the Underwritten Shares and the Additional Shares, if applicable, in the United States in the manner contemplated by this Agreement;

(c)
the Underwriters having received at the Closing Time favourable legal opinions addressed to the Underwriters and their counsel dated and delivered the Closing Date from foreign counsel in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, with respect to the Material Subsidiary relating to: (i) the due incorporation and good standing under the laws of the applicable jurisdiction and qualification to carry on business in such jurisdictions where the Material Subsidiary carries on business; (ii) the issued and outstanding share capital; (iii) the ownership of the issued and outstanding shares; and (iv) such other matters as the Underwriters may require, acting reasonably;

(d)
the Underwriters having received at the Closing Time a favourable legal opinion addressed to the Underwriters and their counsel dated and delivered the Closing Date from DRC counsel in form and content acceptable to the Underwriters and their legal counsel, acting reasonably, relating to the title of the Ngayu Project and the North Kivu Project as well as the Corporation’s ability to conduct the activities it is presently and anticipated to be conducting in respect thereof;

(e)
the Underwriters having received a certificate dated the Closing Date signed by the President and Chief Executive Officer and the Chief Financial Officer of the Corporation or any other senior officers of the Corporation, on behalf of the Corporation and not in his personal capacity, as may be acceptable to the Underwriters, acting reasonably, with respect to:

(i)	the articles and by-laws of the Corporation;

(ii)
the resolutions of the Corporation’s board of directors relevant to the issue and sale of the Underwritten Shares to be issued and sold by the Corporation and the authorization of the other agreements and transactions contemplated herein; and

(iii)	the incumbency and signatures of signing officers of the Corporation;

(f)
the Corporation causing the Auditors to deliver to the Underwriters a comfort letter, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to a date not more than two (2) Business Days prior to the Closing Date the information contained in the comfort letter referred to in Subsection 4.1(ii) hereof;

(g)
the Corporation having delivered to the Underwriters, at the Closing Time, certificates dated the Closing Date addressed to the Underwriters and signed by the President and Chief Executive Officer of the Corporation and the Chief Financial Officer of the Corporation, or such other senior officer(s) of the Corporation as may be acceptable to the Underwriters, certifying for and on behalf of the Corporation and without personal liability, after having made due enquiries:

(i)
the Corporation having complied in all material respects with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(ii)
the representations and warranties of the Corporation contained herein being true and correct in all material respects as at the Closing Time, with the same force and effect as if made on and as at the Closing Time after giving effect to the transactions contemplated hereby;

(iii)
receipts having been issued by the Securities Commission in the Qualifying Jurisdictions for the Prospectus and no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Common Shares to be issued and sold by the Corporation has been issued and no proceedings for such purpose have been instituted or are pending or, contemplated or threatened; and

(iv)
since the respective dates as of which information is given in the Prospectus (A) there having been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation, and (B) no transaction having been entered into by any of the Corporation or its Material Subsidiary which could reasonably be expected to have a Material Adverse Effect, other than as disclosed in the Prospectus; and

(h)
the Underwriters shall have received copies of correspondence indicating that the Corporation has obtained all necessary approvals for the Underwritten Shares issuable by the Corporation to be (i) conditionally listed on the TSXV, subject only to the standard listing conditions, and (ii) listed on the NYSE, subject only to official notice of issuance on the NYSE;

(i)	the Underwriters shall have received duly executed original Broker Warrant certificates in form and substance satisfactory to the Underwriters, acting reasonably;

(j)	the Underwriters shall have received a certificate from the Transfer Agent as to the number of Common Shares issued and outstanding as at the date immediately prior to the Closing Date; and

(k)
the Underwriters shall have received a certificate of status or the equivalent in respect of the Corporation and its subsidiaries issued by the appropriate regulatory authority in the jurisdiction in which such entity is incorporated.

10.           EXERCISE OF OVER-ALLOTMENT OPTION

10.1           The Underwriters shall not be under any obligation to purchase any of the Additional

Shares prior to the delivery to the Corporation of the Over-Allotment Option Notice to exercise the Over-Allotment Option.  BMO, on behalf of the Underwriters, may exercise the Over-Allotment Option at any time and from time to time prior to the expiry of the Over-Allotment Option by delivery of the Over-Allotment Notice. The Over-Allotment Option Closing Date will  be determined by BMO but will not be earlier than two (2) Business Days or later than seven (7) Business Days after delivery of the Over-Allotment Option Notice.  Upon exercise of the Over-Allotment Option, the Corporation will become obligated to issue and sell to the Underwriters a total number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option and, subject to the terms and conditions herein set forth, each of the Underwriters severally and not jointly will become obligated to purchase from the Corporation the same percentage of the total number of Additional Shares in respect of which the Underwriters are then exercising the Over-Allotment Option as such Underwriter is obligated to purchase of the aggregate number of Underwritten Shares as adjusted by the Underwriters.

10.2           If the Over-Allotment Option is exercised as to all or any portion of the Additional Shares, if required, one or more certificates in definitive form for such Additional Shares and payment therefor will be delivered at the Over-Allotment Option Closing Time in the manner and upon the terms and conditions and with the deliveries as set forth in Sections 9 and 11, except that references therein to Underwritten Share and the Closing Time will be deemed for the purposes of this Section 10 to refer to such Additional Shares and the Over-Allotment Closing Time, respectively.

11.           CLOSING

11.1           The closing of the purchase and sale of the Underwritten Shares will be completed at the Closing Time at the offices of Norton Rose Canada LLP, or at such other place as the Corporation and the Underwriters may agree in writing.  At the Closing Time, the Corporation will deliver to BMO, on behalf of the Underwriters, a book-entry only certificate issued in registered form to CDS or its nominee or if required, definitive certificates representing in the aggregate the total number of Underwritten Shares, registered in such name or names as shall be designated in writing by BMO on behalf of the Underwriters not less than 48 hours prior to the Closing Time as well as certificates representing the Broker Warrants. If sales are made in the United States in accordance with this Agreement, such shares will be represented by separate book-entry only certificates issued in registered form to CDS or its nominee that each bear a separate “restricted” CUSIP number.  The Corporation will pay all fees and expenses payable to or incurred by the Transfer Agent in connection with the preparation, delivery, book-entry procedures or certification of the share certificates contemplated by this Section 11 and the fees and expenses payable to or incurred by the Transfer Agent in connection with such additional transfers required in the course of the distribution of the Underwritten Shares.

11.2           At the Closing Time, BMO shall deliver payment to the Corporation of the aggregate Purchase Price for the Underwritten Shares net of the Underwriters’ fee set out in the third paragraph of this Agreement and the expenses of the Underwriters contemplated by Section 14, by wire transfer payable to or as directed by the Corporation.

12.           INDEMNITY

12.1           As consideration for the Underwriters agreeing to provide the services described in this Agreement (the “Engagement”), the Corporation agrees to indemnify and hold harmless the Underwriters and their respective affiliates, and each of their respective directors, officers, employees and agents (collectively, the “Indemnified Parties” and each, an “Indemnified Party”), to the full extent lawful, from and against all expenses, losses, damages and liabilities of any nature (including the reasonable fees and expenses of their respective counsel and other expenses, but not including any amount for lost profits) (collectively, “Losses”) that are incurred in investigating, defending and/or settling any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party (collectively, the “Claims”) or to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims arise out of or are based upon, directly or indirectly, the Engagement together with any Losses that are incurred in enforcing this indemnity. This indemnity shall not be available to an Indemnified Party in respect of Losses incurred where a court of competent jurisdiction in a final judgment that has become non-appealable determines that such Losses resulted solely from the negligence or willful misconduct of, or a breach of Law by the Indemnified Party.

12.2           If for any reason (other than a determination as to any of the events referred to in Section 12.1) this indemnity is unavailable to an Indemnified Party or is insufficient to hold an Indemnified Party harmless in respect of any Claim, the Corporation shall contribute to the Losses paid or payable by such Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Indemnified Party on the other hand but also the relative fault of the Corporation and the Indemnified Party as well as any relevant equitable considerations; provided that the Corporation shall in any event contribute to the Losses paid or payable by an Indemnified Party as a result of such Claim, the amount (if any) equal to (i) such amount paid or payable, minus (ii) the amount of the fees received by the Indemnified Party, if any, under the Engagement.

12.3           The Corporation agrees that in case any legal proceeding shall be brought against, or an investigation is commenced in respect of, the Corporation and/or an Indemnified Party and an Indemnified Party or its personnel are required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with or by reason of the Engagement, the Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Party for time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and out-of-pocket expenses incurred by the personnel in connection therewith) shall be paid by the Corporation as they occur.

12.4           An Indemnified Party shall notify the Corporation promptly in writing after receiving notice of an action, suit, proceeding or claim against the Indemnified Party or any other Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation, stating the particulars thereof, will provide copies of all relevant documentation to the Corporation and, unless the Corporation assumes the defence thereof, will keep the

Corporation advised of the progress thereof and will discuss all significant actions proposed.  The omission to so notify the Corporation shall not relieve the Corporation of any liability which the Corporation may have to an Indemnified Party except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability under this indemnity which the Corporation would otherwise have incurred had the Indemnified Party not so delayed in giving, or failed to give, the notice required hereunder.

12.5           The Corporation shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence of any Claim, provided such defence is conducted by experienced and competent counsel.  Upon the Corporation notifying the Underwriters in writing of its election to assume the defence and retaining counsel, the Corporation shall not be liable to an Indemnified Party for any legal expenses subsequently incurred by it in connection with such defence.  If such defence is assumed by the Corporation, the Corporation throughout the course thereof will provide copies of all relevant documentation to the Underwriters, will keep the Underwriters advised of the progress thereof and will discuss with the Underwriters all significant actions proposed.

12.6           Notwithstanding the foregoing paragraph, any Indemnified Party shall have the right, at the Corporation’s expense, to separately retain counsel of such Indemnified Party’s choice, in respect of the defence of any Claim if: (i) the employment of such counsel has been authorized by the Corporation; or (ii) the Corporation has not assumed the defence and employed counsel therefor promptly after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Corporation or the Indemnified Party has advised the Indemnified Party that representation of both parties by the same counsel would be inappropriate for any reason, including  for the reason that there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Corporation (in which event and to that extent, the Corporation shall not have the right to assume or direct the defence on such Indemnified Party’s behalf) or that there is a conflict of interest between the Corporation and the Indemnified Party or the subject matter of the Claim may not fall within the indemnity set forth herein (in any of which events the Corporation shall not have the right to assume or direct the defence on such Indemnified Party’s behalf), provided that the Corporation shall not be responsible for the fees or expenses of more than one legal firm in any single jurisdiction for all of the Indemnified Parties. No admission of liability and no settlement of any Claim shall be made by the Corporation without the prior written consent of the Indemnified Parties affected (which consent may not be unreasonably withheld) unless such settlement includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by any Indemnified Party.

12.7           The Corporation hereby acknowledges that BMO acts as trustee for the other Indemnified Parties of the Corporation’s covenants under this indemnity and BMO agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

12.8           The indemnity and contribution obligations of the Corporation hereunder shall be in addition to any liability which the Corporation may otherwise have (including under the

Engagement), shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, permitted assigns, heirs and personal representatives of the Corporation, BMO and any other Indemnified Party.

13.           CONTRIBUTION

13.1           In the event that the indemnity provided for in Section 12 is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or for any other reason, the Underwriters and the Corporation shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities of the nature provided for above such that each Underwriter shall be responsible for that portion represented by the percentage that the portion of the Underwriters’ fee payable by the Corporation to such Underwriter bears to the gross proceeds realized by the Corporation from the distribution, whether or not the Underwriters have been sued together or separately, and the Corporation shall be responsible for the balance, provided that, in no event, shall an Underwriter be responsible for any amount in excess of the portion of the Underwriters’ fee actually received by such Underwriter. In the event that the Corporation may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of: (a) the portion of the full amount of losses, claims, costs, damages, expenses and liabilities giving rise to such contribution for which such Underwriter is responsible; and (b) the amount of the Underwriters’ fee actually received by any Underwriter. Notwithstanding the foregoing, a person guilty of fraud or fraudulent misrepresentation shall not be entitled to contribution from any other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this Section 13, notify such party or parties from whom contribution may be sought, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any obligation it may have otherwise under this, Section 13, except to the extent that the party from whom contribution may be sought is materially prejudiced by such omission. The right to contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise by law.

14.           EXPENSES

14.1           Whether or not the purchase and sale of the Underwritten Shares is completed, all expenses of or incidental to the Offering, including in respect of the creation, issuance, distribution and delivery of the Underwritten Shares and of or incidental to all matters in connection with the transactions herein set out will be borne by the Corporation including, without limitation:

(a)	expenses payable in connection with the qualification for distribution of the Underwritten Shares;

(b)	the reasonable fees and expenses of the auditors, counsel of the Corporation and all local counsel (including taxes on all of the foregoing);

(c)	all fees and expenses of the Transfer Agent; and

(d)	all out-of-pocket costs and expenses of the Underwriters, including the fees and disbursements of the Underwriters’ legal counsel (Canadian and U.S.) up to a maximum of $110,000, exclusive of HST.

15.           ALL TERMS TO BE CONDITIONS

15.1           The Corporation agrees that all terms and conditions of this Agreement shall be construed as conditions and any breach or failure to comply in any material respect with any of such conditions shall entitle the Underwriters to terminate their obligation to purchase the Underwritten Shares, by written notice to that effect given to the Corporation at or prior to the Closing Time.  It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

16.           TERMINATION BY UNDERWRITERS IN CERTAIN EVENTS

16.1           Each Underwriter shall be entitled to terminate its obligation to purchase the Underwritten Shares by written notice to that effect given to the Corporation at or prior to the Closing Time if after the date hereof:

(a)
cease trade or limitation of trading – the Common Shares are the subject of a cease trade order of a Securities Commission of if there should occur any suspension or limitation of trading in securities generally on the TSXV or on the NYSE, or if a general moratorium on commercial banking activities in Toronto should be declared by the relevant authorities, or if, in relation to the Corporation which in the reasonable opinion of the Underwriters (or any one of them) operates to prevent or materially restrict trading of the Common Shares or the distribution of the Underwritten Shares;

(b)
material adverse change – (i) there should occur any material change or change in material fact which, in the reasonable opinion of the Underwriters (or any one of them), would be expected to have a significant adverse effect on the market price or value of the Underwritten Shares; or (ii) any undisclosed information is discovered by the Underwriters which, if disclosed, would, in the Underwriters’ reasonable opinion, be expected to materially and adversely affect the market price or value of the Underwritten Shares;

(c)
disaster out – there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence or catastrophe of national or international consequence or any law or regulation which, in the opinion of the Underwriters (or any one of them) seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries taken as a whole; or

(d)
regulatory out – any inquiry, investigation or other proceeding is commenced, announced or threatened or any order or ruling is issued under or pursuant to any relevant statute or by any stock exchange, Securities Commission or other regulatory authority or there is any change of law or regulation under or pursuant to any statute of Canada or of any province or territory thereof or of the United States, or interpretation or administration thereof, which, in the reasonable opinion of that Underwriter, operates to prevent or materially restrict the trading of the Common Shares or the distribution of the Underwritten Shares; or

(e)
market out - the state of financial markets in Canada or elsewhere where it is planned to market the Underwritten Shares is such that, in the reasonable opinion of the Underwriters, the Underwritten Shares cannot be marketed profitably.

16.2           If this Agreement is terminated by any of the Underwriters pursuant to Subsection 16.1, there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Sections 12, 13 and 14.

16.3           The right of the Underwriters or any of them to terminate their respective obligation under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement.  A notice of termination given by one Underwriter under this Section 16 shall not be binding upon the other Underwriters.

17.           SURVIVAL OF WARRANTIES, REPRESENTATIONS, COVENANTS AND AGREEMENTS

17.1           All warranties, representations, covenants and agreements of the Corporation contained in this Agreement shall survive the purchase by the Underwriters of the Underwritten Shares, including the purchase of any Additional Shares, and shall continue in full force and effect for the period hereinafter described, regardless of any investigation which the Underwriters may carry out or which may be carried out on behalf of the Underwriters or otherwise and notwithstanding any subsequent disposition by the Underwriters of the Underwritten Shares. Such warranties, representations, covenants and agreements of the Corporation shall survive for a period of two (2) years following Closing.

18.           OBLIGATIONS SEVERAL

18.1           Subject to the terms and conditions hereof, the obligations of the Underwriters to purchase the Underwritten Shares shall be several and not joint.  The percentage of the Underwritten Shares to be severally purchased and paid for by each of the Underwriters shall be as follows:

BMO Nesbitt Burns Inc.	50%
GMP Securities L.P.	50%

If one of the Underwriters (the “Refusing Underwriter”) shall fail or refuse to purchase its applicable percentage of the Underwritten Shares, and the number of Underwritten Shares not purchased is equal to or less than 10% of the aggregate number of Underwritten Shares agreed to be purchased by the Underwriters pursuant to this Agreement, the other Underwriter (the “Continuing Underwriter”) shall be obligated to purchase the Underwritten Shares not taken up, on a pro rata basis or as they may otherwise agree as between themselves.

If the Refusing Underwriter shall fail or refuse to purchase its applicable percentage of the Underwritten Shares, and the number of Underwritten Shares not purchased is greater than 10% of the aggregate number of Underwritten Shares agreed to be purchased by the Underwriters pursuant to this Agreement, the Continuing Underwriter shall be entitled, at its option, to purchase all but not less than all of the Underwritten Shares which would otherwise have been purchased by such Refusing Underwriter on a pro rata basis according to the number of Underwritten Shares to have been acquired by the Continuing Underwriter hereunder or in such proportion as the Continuing Underwriter may otherwise agree as between themselves.  If the Continuing Underwriter does not elect to purchase the balance of the Underwritten Shares pursuant to the foregoing:

(i)	the Continuing Underwriter shall not be obligated to purchase any of the Underwritten Shares that any Refusing Underwriter is obligated to purchase;

(ii)	the Corporation shall not be obligated to sell less than all of the Underwritten Shares; and

(iii)
the Corporation and/or the Continuing Underwriter shall be entitled to terminate its obligations under this Agreement, in which event there shall be no further liability on the part of the Corporation or the Continuing Underwriter, except pursuant to the provisions of Sections 12, 13 and 14.

19.           GENERAL

19.1          Any notice or other communication to be given hereunder shall be in writing and shall be given by delivery or by facsimile, as follows:

 if to the Corporation:

Loncor Resources Inc.
1 First Canadian Place, Suite 7070
100 King Street West
Toronto, ON
Canada M5X 1E3

Attention:  Arnold T. Kondrat
Facsimile: +1 416 366 7722

with a copy to (not to constitute notice to the Corporation):

Norton Rose Canada LLP
Suite 3800, Royal Bank Plaza, South Tower
200 Bay Street
Toronto, Ontario
M5J 2Z4

Attention: Richard Lachcik
Facsimile: +1 416 216 3930

or if to the Underwriters:

BMO Nesbitt Burns Inc.
1 First Canadian Place, 4th Floor
P.O. Box 150
Toronto, Ontario
M5X 1H3

Attention: Faheem Tejani
Facsimile: +1 416 359 4404

GMP Securities L.P.
145 King Street West
Suite 300
Toronto, Ontario
M5H 1J8

Attention: Mark Wellings
Facsimile: +1 416 367 8164

with a copy to (not to constitute notice to the Underwriters):

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400
Bay Adelaide Centre, Box 20
Toronto, Ontario M5H 2T6

Attention: Georges Dubé
Facsimile:  +1 416 364 7813

(or to such other address as any of the parties may designate by notice given to the others)

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or four (4) hours after transmission by facsimile and receipt confirmed during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or facsimile number.

19.2           This Agreement and the other documents herein referred to constitute the entire agreement between the Underwriters and the Corporation relating to the Offering and supersedes all prior agreements, including the Engagement Letter, between the Underwriters and the Corporation with respect to their respective rights and obligations in respect of the Offering.

19.3           Time shall be of the essence for all provisions of this Agreement.

19.4           The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation, the Underwriters and the purchasers and their respective successors and permitted assigns; provided that, except as provided herein, this Agreement shall not be assignable by either party without the prior written consent of the other.

19.5           Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

19.6           This Agreement may be executed by facsimile or other electronic format and in one or more counterparts which, together, shall constitute an original copy hereof as of the date first noted above.

20.           ACKNOWLEDGMENT

20.1           The parties acknowledge and agree that the obligations being created hereunder are not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, by way of lawsuit or otherwise, the private property of any of the shareholders, annuitants or officers, employees or agents of the Corporation, and only property of the Corporation shall be bound.

[The remainder of this page has been intentionally left blank.]

If this letter accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this letter where indicated and returning them to us.

Yours very truly,

BMO NESBITT BURNS INC.

Per:	"Faheem Tejani"
Faheem Tejani
Director

GMP SECURITIES L.P.

Per:	"Mark Wellings"
Mark Wellings
Managing Director, Investment Banking

The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to with effect as of the date provided at the top of the first page of this Agreement.

LONCOR RESOURCES, INC.

Per:	"Arnold T. Kondrat"
Arnold T. Kondrat
Executive Vice-President and Director

Schedule A

UNITED STATES OFFERS AND SALES

As used in this Schedule A, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a)	“Accredited Investor” means an accredited investor as defined in Rule 501(a) of Regulation D;

(b)
“Directed Selling Efforts” means directed selling efforts as that term is defined in Regulation S.  Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Underwritten Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Underwritten Shares;

(c)	“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(d)	“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(e)	“Substantial U.S. Market Interest” means substantial U.S. market interest as that term is defined in Regulation S;

(f)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(g)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

(h)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter, on behalf of itself and its U.S. Affiliate, acknowledges that the Underwritten Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act.

Each Underwriter represents, warrants and covenants to the Corporation that:

1.
Neither it nor any of its affiliates, nor any person acting on its or their behalf, has offered and sold, and will not offer and sell, any Underwritten Shares forming part of its allotment except (a) in an “offshore transaction” in accordance with Rule 903 of Regulation S or (b) in the United States in accordance with Rule 506 of Regulation D as provided in paragraphs 2 through 8 below.  Accordingly, neither the Underwriter, its U.S. Affiliate nor any persons acting on its or their behalf, has made or will make (except as permitted in sections 2 through 8 below) (i) any offer to sell, or any solicitation of an offer to buy, any Underwritten Shares in the United States or (ii) any sale of Underwritten Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or the Underwriter reasonably believed that such purchaser was outside the United States.

2.
It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Underwritten Shares, except with its affiliates, any selling group members or with the prior written consent of the Corporation.  It shall require each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such selling group member.

3.	Neither it nor any U.S. Affiliate, nor any person acting on its or their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Underwritten Shares.

4.
All offers and sales of Underwritten Shares that have been or will be made by it, any of its affiliates or any person acting on its or their behalf in the United States have been or will be made through (i) its U.S. Affiliate in compliance with all applicable U.S. federal and state broker-dealer requirements, or (ii) directly by it in accordance with Rule 15a-6 under the U.S. Exchange Act. Any such U.S. Affiliate was or will be, on the dates of such offers, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state’s broker-dealer registration requirements), and a member in good standing with the Financial Industry Regulatory Authority, Inc.

5.
Offers and sales of Underwritten Shares in the United States by it shall not be made (i) by any form of “general solicitation” or “general advertising” (as those terms are used in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

6.
Offers to sell and solicitations of offers to buy the Underwritten Shares in the United States shall be made by it in accordance with Rule 506 of Regulation D only to persons who are or who the Underwriters or U.S. Affiliate reasonably believe to be Accredited Investors.

7.
All purchasers of the Underwritten Shares in the United States shall be informed that the Underwritten Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Regulation D thereunder.

8.
Each offeree in the United States shall be provided with a U.S. placement memorandum (the “U.S. Memorandum”), including the Preliminary Prospectus and/or the Prospectus, and each purchaser in the United States will have received at or prior to the time of purchase of any Underwritten Shares the U.S. Memorandum including the Prospectus.

9.
The Underwriters, together with its U.S. Affiliates, and any person acting on its or their behalf will cause each purchaser in the United States to complete and deliver a U.S. subscription agreement for Accredited Investors in the form attached to the U.S. Private Placement Memorandum.

10.	At least one business day prior to the Closing Time, it will provide the transfer agent with a list of all purchasers of the Underwritten Shares in the United States.

11.
At the Closing Time, it, together with its U.S. Affiliate selling Underwritten Shares in the United States, will provide a certificate, substantially in the form of Exhibit A to this Schedule, relating to the manner of the offer and sale of the Underwritten Shares in the United States, or will be deemed to have represented and warranted for the benefit of the Corporation that neither it nor any of its U.S. affiliates offered or sold Underwritten Shares within the United States.

12.
None of it, any U.S. Affiliates or any person or affiliate acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Underwritten Shares.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants and covenants to the Underwriters that:

1.	The Corporation is a “foreign issuer” within the meaning of Regulation S and reasonably believes that there is no Substantial U.S. Market Interest in the Underwritten Shares.

2.
The Corporation is not now, and as a result of the sale of Underwritten Shares contemplated hereby will not be, an “investment company” as defined in the United States Investment Company Act of 1940, as amended.

3.
None of the Corporation, any of its affiliates or any person acting on its or their behalf (other than the Underwriters or any person acting on their behalf, as to which no representation is made) has made or will make any Directed Selling Efforts in the United States with respect to the Underwritten Shares, or has engaged or will engage in any form of “general solicitation” or “general advertising” (as those terms are used in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising in connection with the offer or sale of the Underwritten Shares in the United States.

4.
Except with respect to the offer and sale of the Underwritten Shares, the Corporation has not, for a period of six months prior to the date hereof, sold, offered for sale or solicited any offer to buy any of its securities in the United States.  During the period in which Underwritten Shares are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their U.S. Affiliates, their respective affiliates or any person acting on their behalf, in respect of which no representation is made) has taken or will take any action that would cause the exemption afforded by Rule 506 of Regulation D to be unavailable for offers and sales of Underwritten Shares  in the United States in accordance with this Schedule, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sale of Underwritten Shares outside the United States.

5.
Neither the Corporation nor any person acting on its behalf have taken or will take, directly or indirectly, any action in violation of Resolution M under the U.S. Exchange Act in connection with the offer and sale of the Underwritten Shares.

6.
The Corporation shall cause a Form D to be filed with the SEC within 15 days of the first sale of Underwritten Shares within the United States in reliance upon Regulation D and shall make such other filings as shall be required by applicable securities laws of the states of the United States as shall be required to secure an exemption from registration under such state securities laws in respect of the sale of Underwritten Shares, as applicable, in such states.

Neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily, or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

EXHIBIT A
UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States of the common shares (the “Securities”) of Loncor Resources Inc. (the “Corporation”) pursuant to the Underwriting Agreement dated September 20, 2012 between the Corporation and the Underwriters named therein (the “Underwriting Agreement”), each of the undersigned does hereby certify as follows:

(i)
the U.S. Affiliate is, and at all relevant times was, a duly registered broker or dealer under the U.S. Exchange Act, and is and was a member of and in good standing with the Financial Industry Regulatory Authority, Inc. on the date hereof and on the date of each offer and sale made by it in the United States and all offers and sales of Securities in the United States have been and will be effected by the U.S. Affiliate in accordance with all applicable United States federal and state laws, including, without limitation, laws governing the registration and conduct of brokers and dealers;

(ii)	each offeree in the United States was provided with a copy of the U.S. placement memorandum, including the Canadian final prospectus, for the offering of the Securities in the United States;

(iii)
immediately prior to our transmitting such U.S. placement memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was an Accredited Investor (as defined in Regulation D under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) and, on the date hereof, we continue to believe that each person in the United States purchasing Securities is an Accredited Investor;

(iv)
no form of “general solicitation” or “general advertising” (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities in the United States nor have we solicited offers for or offered to sell the Securities by any means involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(v)	the offering of the Securities in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement; and

(vi)
have caused each Accredited Investor purchasing Securities in compliance with Rule 506 of Regulation D to complete and deliver, prior to any sale of Securities, a subscription agreement in form attached to the U.S. Private Placement Memorandum.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this __ day of ________, 2012.

[UNDERWRITER]	[U.S. BROKER-DEALER AFFILIATE]

By:_________________________	By:______________________________
Name:	Name:
Title:	Title:

Schedule B

MATERIAL SUBSIDIARY

Name of Subsidiary	Jurisdiction	Percentage Owned by the Corporation (Directly or Indirectly)
Loncor Resources Congo Sprl.	DRC	100%